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March 25, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549



Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the Dutch text of the Notice convening the Annual General Meeting of Shareholders and an informal translation of the Notice in English.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

dlw 3/28

File No. 82-2683

# Oproeping voor de jaarlijkse Algemene Vergadering van Aandeelhouders van Wolters Kluwer nv


Wolters Kluwer

Te houden op donderdag 14 april 2005 in het Hilton Hotel, Apollolaan 138 te Amsterdam, aanvang 11.00 uur.

De agenda voor de Algemene Vergadering van Aandeelhouders luidt als volgt:

1. **Opening**
2. **Jaarverslag 2004 en dividend**
   a. Verslag van de Raad van Bestuur over het jaar 2004
   b. Bericht van de Raad van Commissarissen over het jaar 2004
   c. Reserverings- en dividendbeleid
   d. Voorstel tot vaststelling van de jaarrekening over het jaar 2004
   e. Voorstel tot uitkering van €0,55 per gewoon aandeel in contanten of ter keuze van de aandeel- of certificaathouders in de vorm van (certificaten van) gewone aandelen
3. **Voorstel tot goedkeuring van het door de Raad van Bestuur gevoerde bestuur en het door de Raad van Commissarissen uitgeoefende toezicht**
   a. Voorstel tot goedkeuring van het door de Raad van Bestuur gevoerde bestuur zoals bedoeld in artikel 27 van de statuten
   b. Voorstel tot goedkeuring van het door de Raad van Commissarissen uitgeoefende toezicht zoals bedoeld in artikel 27 van de statuten
4. **Corporate Governance**
5. **Voorstel tot wijziging van de statuten**
6. **Samenstelling Raad van Commissarissen**
   a. Voorstel tot herbenoeming van mevrouw A.J. Frost als lid van de Raad van Commissarissen
   b. Voorstel tot benoeming van de heer P.N. Wakkie als lid van de Raad van Commissarissen
7. **Voorstel tot vaststelling beloning van de leden van de Raad van Commissarissen**
8. **Voorstel tot verlenging van de bevoegdheden van de Raad van Bestuur**
   a. Uitgifte van aandelen en/of verlenen van rechten tot het nemen van aandelen
   b. Beperking of uitsluiting van het voorkeursrecht
9. **Voorstel tot machtiging inkoop eigen aandelen**
10. **Voorstel tot verlening van opdracht aan KPMG**
11. **Rondvraag**
12. **Sluiting**

De volledige agenda met toelichting met daarin vermeld de gegevens van mevrouw Frost en van de heer Wakkie als bedoeld in artikel 2:142 lid 3 Burgerlijk Wetboek, het voorstel tot wijziging van de statuten en een toelichting daarop en de jaarstukken over 2004 liggen ter inzage bij het kantoor van Fortis Bank (Nederland) N.V., Rokin 55 te Amsterdam, alsmede ten kantore van de vennootschap, Apollolaan 153 te Amsterdam. Deze stukken kunnen kosteloos op bovengenoemde adressen worden afgehaald en ook telefonisch worden aangevraagd bij ABN AMRO Servicedesk, telefoon 076 - 5799455 en voorts schriftelijk of telefonisch worden aangevraagd bij Wolters Kluwer nv, Corporate Communications, Postbus 75248, 1070 AE Amsterdam (telefoon 020 - 6070 469, fax 020 - 6070 490, e-mail info@wolterskluwer.com). Tevens zijn deze stukken te raadplegen via de website: www.wolterskluwer.com.

## INSTRUCTIES VOOR DEELNAME

*Registratiedatum*

De Raad van Bestuur van Wolters Kluwer nv heeft bepaald dat de vergadergerechtigden zijn, zij die op donderdag 7 april 2005 (de registratiedatum) na verwerking van alle bij- en afschrijvingen per die datum, zijn ingeschreven in één van de daartoe door de vennootschap aangewezen registers en zich tevens hebben aangemeld op de hierna beschreven wijze.

### VOOR AANDEELHOUDERS GELDT:

*Registratie*

Voor aandeelhouders is als register aangewezen het aandeelhoudersregister van Wolters Kluwer nv dat gehouden wordt door de vennootschap, waaruit blijkt wie op de registratiedatum aandeelhouder zijn.

*Aanmelding en verlening van volmacht*

Aandeelhouders ontvangen van de vennootschap een aanmeldingsformulier met toelichting. De schriftelijke aanmelding dient uiterlijk donderdag 7 april 2005 om 17.30 uur in het bezit van de vennootschap te zijn. Aandeelhouders die een derde willen machtigen om namens hen de vergadering bij te wonen, dienen de gegevens van de betreffende derde op het formulier te vermelden.

### VOOR CERTIFICAATHOUDERS GELDT:

*Registratie*

Voor certificaathouders zijn als register dan wel deelregisters aangewezen de administraties van de bij het Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Necigef) aangesloten instellingen, waaruit blijkt wie op de registratiedatum certificaathouder zijn.

*Aanmelding*

Certificaathouders hebben toegang tot de vergadering indien zij zich uiterlijk op donderdag 7 april 2005 om 17.30 uur via de instelling in wier administratie zij voor certificaten zijn geregistreerd hebben aangemeld bij ABN AMRO Bank N.V. of Fortis Bank (Nederland) N.V. Het registratiebewijs zal vervolgens zo spoedig mogelijk worden toegezonden. Dit bewijs dienen de certificaathouders voor aanvang van de vergadering te overleggen.

*Volmacht door AK aan certificaathouders*

Aan certificaathouders die met inachtneming van het vorenstaande tijdig hun certificaten hebben aangemeld wordt op grond van artikel 12 van de door Stichting Administratiekantoor Wolters Kluwer (het 'AK') vastgestelde administratievoorwaarden door het AK een volmacht verleend om in de vergadering zelf het stemrecht te kunnen uitoefenen op de door het AK gehouden aandelen waartegenover de betreffende certificaten zijn uitgegeven. Deze certificaathouders behoeven niet zelf een volmacht aan te vragen. De volmacht wordt aan de certificaathouder (dan wel diens gevolmachtigde) verleend doordat hij ter gelegenheid van het tekenen van de presentielijst voor aanvang van de vergadering tevens een door het bestuur van het AK getekende volmacht ter aanvaarding mede ondertekent.

*Steminstructie aan het AK*

Certificaathouders die de aandeelhoudersvergadering niet kunnen bijwonen, kunnen eveneens, onverminderd het hiervoor bepaalde omtrent aanmelding en volmachtverlening door het AK, een steminstructie verlenen aan het AK. Voor het verlenen van deze steminstructie dienen certificaathouders gebruik te maken van een formulier dat kan worden opgevraagd bij n.v. Algemeen Nederlands Trustkantoor ANT ('ANT'), Herengracht 420, 1017 BZ Amsterdam (tel. 020-5222523, fax 020-5222525, e-mail: conversie@ant-trust.nl). Het door de certificaathouder ingevulde formulier dient uiterlijk op vrijdag 8 april 2005 om 17.30 uur door ANT te zijn ontvangen. Het formulier is ook te downloaden op www.wolterskluwer.com.

*Volmachtverlening door certificaathouders aan derden*

Onverminderd het hiervoor bepaalde omtrent volmachtverlening en steminstructie aan het AK kunnen certificaathouders, mits ze zich tijdig op de hierboven beschreven wijze hebben aangemeld voor de vergadering, volmacht aan derden verlenen om namens hen de vergadering bij te wonen en aldaar te stemmen. Een volmachtformulier is bij ANT en via de website van de vennootschap te verkrijgen. De ingevulde en ondertekende volmachten dienen toegezonden te worden aan ANT op het hiervoor aangegeven adres. De volmachten dienen uiterlijk op vrijdag 8 april 2005 om 17.30 uur door ANT te zijn ontvangen.

*Amsterdam, 25 maart 2005*

Raad van Bestuur Wolters Kluwer nv

www.wolterskluwer.com

File No. 82-2683

**Notice convening the annual General Meeting of Shareholders of Wolters Kluwer nv**

to be held on Thursday, April 14, 2005 at 11.00 hours in the Hilton Hotel, Apollolaan 138, Amsterdam

The agenda for the General Meeting of Shareholders is as follows:

1. **Opening**

2. **Annual Report 2004 and dividend**
   a. Report of the Executive Board for 2004
   b. Report of the Supervisory Board for 2004
   c. Policy on additions to reserves and on dividend
   d. Proposal to adopt the financial statements for 2004
   e. Proposal to distribute a dividend of € 0.55 per ordinary share in cash or at the option of the holders of (depositary receipts for) ordinary shares in the form of (depositary receipts for) ordinary shares

3. **Proposal to approve the management and supervision of the Executive Board and Supervisory Board respectively**
   a. Proposal to approve the management conducted by the Executive Board, as stipulated in Article 27 of the Articles of Association
   b. Proposal to approve the supervision exercised by the Supervisory Board, as stipulated in Article 27 of the Articles of Association

4. **Corporate Governance**

5. **Proposal to amend the Articles of Association**

6. **Composition of the Supervisory Board**
   a. Proposal to reappoint Ms. A.J. Frost as member of the Supervisory Board
   b. Proposal to appoint Mr. P.N. Wakkie as member of the Supervisory Board

7. **Proposal to determine the remuneration of the members of the Supervisory Board**

8. **Proposal to extend the authority of the Executive Board**
   a. to issue shares and/or grant rights to subscribe for shares
   b. to restrict or exclude pre-emptive rights

9. **Proposal to authorize the Executive Board to acquire own shares**

10. **Proposal to instruct KPMG**

11. **Any other business**

12. **Closing**

The complete agenda and explanatory notes, including the information provided on Ms. Frost and Mr. Wakkie as referred to in Section 2:142 (3) of the Dutch Civil Code, the proposed amendment of the Articles of Association and an explanatory note, as well as the annual report 2004 and the financial statements for 2004 are available for inspection at the offices of Fortis Bank (Nederland) N.V., Rokin 55, Amsterdam, the Netherlands, and at the offices of Wolters Kluwer nv, Apollolaan 153, Amsterdam, the Netherlands. These documents can be collected free of charge at the afore mentioned addresses. It is also possible to ask for these documents by telephone at the ABN AMRO Servicedesk, telephone +31 (0)76 5799455 and also in writing or by telephone at Wolters Kluwer nv, Corporate Communications Department, P.O. Box 75248, 1070 AE Amsterdam (telephone +31 (0)20 6070469, fax +31 (0)20 6070490, e-mail info@wolterskluwer.com). These documents are also available on the website: www.wolterskluwer.com.

PARTICIPATION INSTRUCTIONS

*Record date*

The Executive Board of Wolters Kluwer nv has determined that this Meeting will be open to those, who on Thursday, April 7, 2005 (the record date), after all additions and deductions at that date have been processed, are listed in one of the registers designated for this purpose by the Company and who have also applied for the Meeting in the manner described below.

PROCEDURE FOR SHAREHOLDERS

*Registration*

The register designated for the shareholders is the shareholders register of Wolters Kluwer nv, kept by the Company, which as at the registration date lists the shareholders.

*Application and granting of proxy*

The Company will send the shareholders an application form with explanatory notes. The written application has to be in the possession of the Company at the latest on April 7, 2005 at 17.30 hrs. Shareholders, who wish to authorize a third party to attend the Meeting on their behalf, must state that party's details on the form.

PROCEDURE FOR DEPOSITARY RECEIPT HOLDERS

*Registration*

The register and sub-registers designated for holders of depositary receipts are the records of the institutions associated with the Dutch Central Securities Depository Institute (*Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.* (Necigef)), which as at the registration date list the holders of depositary receipts.

*Application*

Holders of depositary receipts will have access to the Meeting if they have registered their depositary receipts no later than on April 7, 2005 at 17.30 hrs. with ABN AMRO Bank N.V. or Fortis Bank (Nederland) N.V. via the institution in whose records they are listed as holders of depositary receipts. They will subsequently receive their registration certificate as soon as possible. The holders of depositary receipts must submit this certificate prior to the start of the Meeting.

*Proxy by Trust Office to depositary receipt holders*

Based on Article 12 of the trust conditions laid down by the Wolters Kluwer Trust Office (*Stichting Administratiekantoor Wolters Kluwer* (the 'Trust Office')), the Trust

Office will grant proxy to holders of depositary receipts, who with due observance of the foregoing have registered their depositary receipts in time, to themselves exercise the right to vote in the Meeting on the shares held by the Trust Office for which the depositary receipts concerned were issued. These holders of depositary receipts do not have to apply for a proxy themselves. The holder of depositary receipts (or his/her authorized representative) will receive the proxy at the occasion of signing the attendance list prior to the start of the Meeting, by at the same time co-signing for acceptance a power of attorney already signed by the Board of the Trust Office.

*Voting instruction by depositary receipt holders to the Trust Office*
Without prejudice to the foregoing provisions regarding application and proxy by the Trust Office, holders of depositary receipts, who are unable to attend the Shareholders Meeting, may also grant a voting instruction to the Trust Office. In order to grant this voting instruction, holders of depositary receipts must use a voting instruction form that can be asked for at n.v. Algemeen Nederlands Trustkantoor ANT ('ANT'), Herengracht 420, 1017 BZ Amsterdam, the Netherlands (telephone +31 (0)20 5222523, fax +31 (0)20 5222525, e-mail conversie@ant-trust.nl). The voting instruction form, completed by the holder of depositary receipts, has to be in the possession of ANT at the latest on Friday, April 8, 2005 at 17.30 hrs. The form can also be downloaded from www.wolterskluwer.com.

*Proxy by depositary receipt holders to third parties*
Without prejudice to the above provisions regarding proxy by and voting instruction to the Trust Office, holders of depositary receipts, provided they have applied in time for the Meeting in the manner described above, may grant proxy to third parties to attend the Meeting and vote on their behalf. A proxy form is available at ANT and on the Company's website.
The completed and signed proxies must be sent to ANT at the address indicated above. The proxies have to be in the possession of ANT at the latest on April 8, 2005 at 17.30 hrs.

Amsterdam, March 25, 2005

**Executive Board Wolters Kluwer nv**

*The text of the notice convening the Meeting above, is an English translation of the official Dutch notice. If differences occur in the translation (or the interpretation thereof) the Dutch text will be binding.*